Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                July 20, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 9474
    Ameriprise Moderate Dividend & Growth (MDG) Portfolio, July 2021 Series
                                 (the "Trust")
                     CIK No. 1857263; File No. 333-257182
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Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Portfolio
_________

      1. PLEASE DISCLOSE THE TYPE OF COMPENSATION (E.G., COMMISSIONS) PAID TO AMERIPRISE FOR SELLING UNITS OF THE TRUST AND ADD CONFLICT OF INTEREST DISCLOSURE RELATED TO SUCH COMPENSATION.

      Response: In accordance with the Staff's comment, the disclosure has been revised to state the following:

     "Ameriprise Financial, Inc., or its affiliates, will receive compensation in the form of brokerage commissions for sales of commission based Units of the Trust, which may create an incentive for Ameriprise Financial, Inc., or its affiliates, to sell Units of the Trust."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon